Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (in thousands):

	Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Net loss	$(30,288)	$(43,907)	$(24,339)	$(33,327)	$(18,128)
Fixed charges	934	1,636	3,456	4,496	5,502
Less: Interest capitalized	—	—	—	—	—

Total Earnings:	$(29,354)	$(42,271)	$(20,883)	$(28,831)	$(12,626)

Fixed Charges:
Interest expense	36	789	2,625	3,436	4,363
Portion of rent expense representative of interest	898	847	831	1,060	1,139

Total Fixed Charges	$934	$1,636	$3,456	$4,496	$5,502

Ratio of Earnings to Fixed Charges(1)	—	—	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental payments under operating leases we believe to be representative of interest. Earnings were insufficient to cover fixed charges for these periods. The amount of the coverage deficiency was $30,288, $43,907, $24,339, $33,327 and $18,128 for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively.